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18004958

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bertani 518-886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Shelley Luks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH4675911
Commission Expires 5/31/18

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.
Index
December 31, 2017

Page(s)

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Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. as of December 31, 2017, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 1994.

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash	$ 4,026,891
Commissions receivable	2,539,294
Due from affiliates	248,804
Prepaid expenses	874,176
Total assets	$ 7,689,165
Liabilities and partners' capital	
Other liabilities and accrued expenses	$ 67,021
Due to Parent	2,379,617
Income tax payable	383,641
Total liabilities	$ 2,830,279
Partners' capital	4,858,886
Total liabilities and partners' capital	$ 7,689,165

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2017

Revenue	
Brokerage commissions	$ 23,310,358
Operating expenses	
Administrative charges - affiliates	13,559,885
Licenses	1,240,019
Professional fees	68,670
Total operating expenses	14,868,574
Pre-tax earnings	8,441,784
Provision for taxes	3,153,134
Net earnings	$ 5,288,650

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

	General Partner	Limited Partner	Total
Balance, December 31, 2016	$ 65,702	$ 6,504,534	$ 6,570,236
Net earnings	52,886	5,235,764	5,288,650
Distributions to Parent	(70,000)	(6,930,000)	(7,000,000)
Balance, December 31, 2017	$ 48,588	$ 4,810,298	$ 4,858,886

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net earnings	$ 5,288,650
Changes in operating assets and liabilities	
Commissions receivable	273,361
Prepaid expenses	(82,839)
Other liabilities and accrued expenses	(45,533)
Due to Parent	(95,578)
Due to/from affiliates	(302,349)
Income taxes payable	(99,701)
Net cash provided by operating activities	4,936,011
Cash flows from financing activities	
Distributions to Parent	(7,000,000)
Net cash used for financing activities	(7,000,000)
Net decrease in cash	(2,063,989)
Cash, beginning of year	6,090,880
Cash, end of year	$ 4,026,891

SUPPLEMENTAL DISCLOSURE

Cash payments for income taxes, net of refunds, were $3,252,835.

1. Description of Business

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership, and is also an affiliate of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates
Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash
Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC at these institutions were $3,526,891 at December 31, 2017.

Revenue Recognition
The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606)
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

The Partnership adopted this ASU in January 2018 under a modified retrospective approach. The cumulative effect of adopting this ASU on January 1, 2018 was not material.

3. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. Related-Party Transactions

The Partnership has significant transactions with related entities. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2017 amounted to $23,310,358.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $13,559,885, of which $5,463,148 related to commissions expense. At December 31, 2017, amounts due to Parent for such services aggregated $2,379,617.

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2017, the Partnership had net capital of $1,196,612, which was $1,007,927 in excess of its minimum required net capital of $188,685.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Income Taxes

Provision for Income Taxes

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group, Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group, Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties under "Operating expenses".

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$ 2,845,254
State and local	307,880
Provision for taxes	$ 3,153,134

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $50,970.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2017, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2017, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction. During 2017, New York State and City examinations of tax filings for Group Inc. and subsidiaries of fiscal 2007 through calendar 2010 were completed. The completion of these examinations did not have a material impact on the Partnership's effective income tax rate. New York State and City examinations of 2011 through 2014 began in 2017.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2018. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and the 2013 through 2016 tax years remain subject to post-filing review.

7. Subsequent Events

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2018, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Net capital

Total partners' capital	$	4,858,886
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(3,662,274)
Net capital	$	1,196,612

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	2,830,279
Total aggregate indebtedness	$	2,830,279
Percentage of aggregate indebtedness to net capital		237%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	188,685
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	188,685
Excess net capital	$	1,007,927
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	913,584

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in Part IIA FOCUS Report as of December 31, 2017 filed on January 23, 2018.

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.

We have reviewed Mercer Allied Company, L.P.'s (the "Partnership") assertions, included in the accompanying Mercer Allied Company, L.P.'s exemption report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(1), as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2018

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Shelley Luks

Shelley Luks
Vice President, Chief Financial Officer, Treasurer

February 28, 2018

pwc

Report of Independent Accountants

To the General Partner of Mercer Allied Company, L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mercer Allied Company, L.P. (the "Partnership") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Partnership for the year ended December 31, 2017 solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment on item 2B was made by wire reference, B1QGC05C005497, in the amount of $52 on July 21, 2017. There was no difference observed.

    b. Payment on item 2F was made by wire reference, B1QGC04C004184, in the amount of $85 on January 16, 2017. There was no difference observed.

2. Compared the Total Revenue amount reported on Page 3 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $23,310,358 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustment reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedule and working papers, as follows:

    a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products, of $23,219,104 to the general ledger, noting no differences.

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4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $91,254 and $137, respectively of the Form SIPC-7 noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the general partner of the Partnership and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1570*********************MIXED AADC 220
47739 FINRA DEC
MERCER ALLIED COMPANY LP
ATTN: MAE CAVOLI
321 BROADWAY
SARATOGA SPRINGS, NY 12866-4110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Julie LaVoie - 518-886-4396

2. A. General Assessment (item 2e from page 2) $ 137

B. Less payment made with SIPC-6 filed (**exclude interest**) (52)
7/21/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercer Allied Company, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of January, 20 18.

SVP+Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,310,358
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23,219,104
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	23,219,104
2d. SIPC Net Operating Revenues	$ 91,254
2e. General Assessment @ .0015	$ 137
	(to page 1, line 2.A.)